VP 3-12-04

AAT 3/11/2004

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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04004720

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III



RECEIVED FEB 27 2004 WASH, D.C.

SEC FILE NUMBER
8- 51198

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2003 (MM/DD/YY) AND ENDING December 31, 2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Kildare Capital, ~~Inc~~

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

960 N. Amelia Ave.
(No. and Street)

San Dimas (City) California (State) 91773 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Sean Sweeney, President (610)525-3962
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Moss Adams LLP
(Name – *if individual, state last, first, middle name*)

438 First Street, Suite 320 (Address) Santa Rosa (City) California (State) 91773 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED MAR 17 2004 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, SEAN SWEENEY, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Kildare Capital, Inc., as of December 31, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NOTARIAL SEAL
Michelle M. McFadden, Notary Public
City of Newton Square, County of Delaware
My Commission Expires May 27, 2007

Feb 26, 2004

Michelle M McFadden
Notary Public

Signature

President
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Kildare CapitAl

INDEPENDENT AUDITOR'S REPORT
and
FINANCIAL STATEMENTS
with
SUPPLEMENTAL INFORMATION

DECEMBER 31, 2003 and 2002

CONTENTS



CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITOR'S REPORT

To the Stockholders and Board of Directors
Kildare Capital, Inc.

We have audited the accompanying statements of financial condition of Kildare Capital, Inc. (the Company), as of December 31, 2003 and 2002, and the related statements of operations, stockholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Kildare Capital, Inc., as of December 31, 2003 and 2002, and the results of its operations and cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Moss Adams LLP

Santa Rosa, California
January 29, 2004

FINANCIAL STATEMENTS

KILDARE CAPITAL, INC.
STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31, 2003 and 2002

ASSETS

	2003	2002
ASSETS		
Cash	$ 191,000	$ 134,700
Accounts receivable	130,700	-
Deferred taxes	4,100	-
Current assets	325,800	134,700
Office equipment, net of accumulated depreciation of $900 and $0	-	900
Deferred taxes	10,800	-
	$ 336,600	$ 135,600

LIABILITIES AND STOCKHOLDERS' EQUITY

	2003	2002
LIABILITIES		
Accounts payable and accrued liabilities	$ 800	$ 1,300
Income taxes payable	37,900	-
Current liabilities	38,700	1,300
STOCKHOLDERS' EQUITY		
Common stock, no par value; 100,000,000 shares authorized; 10,000,000 shares issued and outstanding	260,100	260,100
Additional paid in capital	40,000	-
Accumulated deficit	(2,200)	(125,800)
	297,900	134,300
	$ 336,600	$ 135,600

See accompanying notes.

KILDARE CAPITAL, INC.
STATEMENTS OF OPERATIONS
YEARS ENDED DECEMBER 31, 2003 and 2002

	2003	2002
REVENUES		
Underwriting fees	$ 191,400	$ -
Interest	1,400	100
Total revenues	192,800	100
EXPENSES		
Rent	26,600	10,900
Office	4,700	6,000
Fees and registration	1,700	2,600
Depreciation	900	-
Consulting	800	60,300
Organization costs	-	39,000
Moving	-	3,200
Travel and entertainment	-	900
Other operating expenses	11,500	2,200
Total expenses	46,200	125,100
INCOME (LOSS) BEFORE INCOME TAX	146,600	(125,000)
PROVISION FOR INCOME TAXES	23,000	800
NET INCOME (LOSS)	$ 123,600	$ (125,800)

See accompanying notes.

KILDARE CAPITAL, INC.
STATEMENTS OF STOCKHOLDERS' EQUITY
YEARS ENDED DECEMBER 31, 2003 and 2002

	Common Stock		Additional Paid in Capital	Accumulated Deficit	Total
	Shares	Amount			
BALANCE, December 31, 2001	10,000,000	$ 100	$ -	$ -	$ 100
Purchase of common stock	-	260,000	-	-	260,000
Net loss	-	-	-	(125,800)	(125,800)
BALANCE, December 31, 2002	10,000,000	260,100	-	(125,800)	134,300
Capital contribution	-	-	40,000	-	40,000
Net income	-	-	-	123,600	123,600
BALANCE, December 31, 2003	10,000,000	$ 260,100	$ 40,000	$ (2,200)	$ 297,900

See accompanying notes.

		2003		2002
CASH FLOWS FROM OPERATING ACTIVITIES				
Net income (loss)	$	123,600	$	(125,800)
Adjustments to reconcile net income (loss) to net cash from operating activities:				
Depreciation		900		-
Deferred taxes		(14,900)		-
Organization costs expensed upon acquistion of Point West		-		39,000
Changes in:				
Accounts receivable		(130,700)		-
Accounts payable		(500)		1,300
Income taxes payable		37,900		-
Net cash from operating activities		16,300		(85,500)
CASH FLOWS FROM INVESTING ACTIVITIES				
Acquisition of Point West, net of cash acquired		-		(19,000)
Purchase of office equipment		-		(900)
		-		(19,900)
CASH FLOWS FROM FINANCING ACTIVITIES				
Capital contribution		40,000		240,100
NET CHANGE IN CASH		56,300		134,700
CASH, beginning of year		134,700		-
CASH, end of year	$	191,000	$	134,700
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash paid during the year for:				
Income taxes	$	800	$	-
Noncash investing and financing activities:				
Stock issued in exchange for a note payable	$	-	$	19,900

See accompanying notes.

NOTE 1 - DESCRIPTION OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of operations - Kildare Capital, Inc., operates as a securities broker-dealer. The Company is registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers, Inc., (NASD). The Company provides underwriting, rating, qualifying, and tax-exempt funding services for school construction projects.

The Company obtained its NASD license through the purchase of Point West Securities LLC (Point West) and the subsequent merger of the two companies. Kildare Capital, Inc., was the surviving entity and began operating as a registered broker-dealer in November 2002. Point West operated as a wholly-owned subsidiary of the Company from June 2002 through completion of the merger.

Use of estimates - The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Revenue recognition - Revenue from underwriting of municipal bonds is recognized, net of related expenses, when all significant items relating to the underwriting cycle have been completed.

Income taxes - The Company files as part of a consolidated income tax return with SourceOne, Inc. Income taxes are recognized using enacted tax rates and are composed of taxes on financial accounting income that is adjusted for requirements of current tax law and deferred taxes. Deferred taxes are the expected future tax consequences of temporary differences between the financial statement carrying amounts and tax bases of existing assets and liabilities.

Concentrations of risk - Financial instruments that potentially subject the Company to concentrations of credit risk consist of trading activities and bank demand deposits in excess of FDIC insurance thresholds. In the normal course of business as a broker-dealer, the Company may enter into financial transactions where there is risk of potential loss due to changes in the market (market risk) or failure of the other party to the transaction to perform (credit risk). Management believes the risk of incurring a loss related to the concentration of demand deposits in a single bank is mitigated by the creditworthiness of the financial institution.

NOTE 2 - ACQUISITIONS

In June 2002, the Company acquired all of the outstanding member interests in Point West Securities LLC, a transaction accounted for using the purchase method of accounting, for $45,000. Acquired assets consisted of $6,000 in cash and a broker-dealer license valued at $39,000. The $39,000 represents organization costs, as defined in the American Institute of Certified Public Accountants Statement of Position (SOP) 98-5, and were expensed in the period of acquisition. There was no significant activity in the pre-acquisition period ended May 31, 2002.

NOTE 3 - CONTINGENCIES

The Company has participated in municipal security underwriting activities through underwriting syndicates. As a member of the syndicate, the Company remains obligated for liabilities and expenses, including income taxes, assessed against the syndicate after final settlement. Under the Securities Act of 1933, the Company may also be held liable to the purchasers of the securities for any material misstatement contained in the registration statement.

NOTE 4 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital. The Company is required to maintain net capital of the greater of $100,000 or 6.67% of aggregate indebtedness. At December 31, 2003 and 2002, the Company had net capital as defined by Rule 15c3-1 as follows:

	2003	2002
Net capital	$ 283,000	$ 133,400
Excess net capital	$ 183,000	$ 128,400
Percentage of aggregate indebtedness to net capital	13.7%	1.0%

NOTE 5 - INCOME TAXES

The significant temporary differences between the carrying amounts and tax bases of existing assets and liabilities that give rise to deferred tax assets and liabilities primarily include future amortization of intangibles for tax purposes previously expensed for financial accounting purposes.

	2003	2002
Provision for income taxes:		
Federal	$ 47,100	$ -
State	12,300	800
Benefit of net operating loss carryover	(21,500)	-
	37,900	800
Change in deferred income taxes	(14,900)	-
	$ 23,000	$ 800
Total deferred income taxes:		
Gross deferred tax assets	$ 14,900	$ 36,000
Less valuation allowance	-	(36,000)
	$ 14,900	$ -
Change in valuation allowance		
Valuation allowance, beginning of year	$ 36,000	$ -
Valuation allowance, end of year	-	36,000
	$ (36,000)	$ 36,000

Income taxes payable are due to a related party and represent amounts due in accordance with a tax sharing agreement and consolidated tax filing with related entities.

NOTE 6 - COMMITMENTS AND RELATED-PARTY TRANSACTIONS

The Company's office is rented on a month-to-month basis from its majority stockholder, SourceOne, Inc. The stockholder leases the facility under a non-cancelable operating lease requiring payments of approximately $2,200 per month. The stockholder's lease expires in June 2004.

Rent expense was $26,600 and $10,900 for the fiscal years ended December 31, 2003 and 2002.

NOTE 7 - REPORT ON INTERNAL CONTROL

In accordance with certain rules of the Securities and Exchange Commission, a report on the Company's internal control was furnished to the Commission. A copy of the report is available for examination at the Company's office or at the regional office of the Securities and Exchange Commission.

SUPPLEMENTAL INFORMATION

KILDARE CAPITAL, INC.
SCHEDULE I - COMPUTATION OF NET CAPITAL
PURSUANT TO SEC RULE 15c3-1
DECEMBER 31, 2003 and 2002

	2003	2002
COMPUTATIONS OF NET CAPITAL		
Stockholders' equity	$ 297,900	$ 134,300
Deductions		
Unsecured receivables, furniture, equipment, leasehold improvements, and other assets	(14,900)	(900)
Haircuts on securities owned	-	-
Net capital	$ 283,000	$ 133,400
COMPUTATION OF AGGREGATE INDEBTEDNESS		
Liabilities	$ 38,700	$ 1,300
Deducations		
Payable to clearing collateralized by securities owned	-	-
Aggregate indebtedness	$ 38,700	$ 1,300
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum net capital required	$ 100,000	$ 5,000
Percentage of aggregate indebtedness to net capital	13.7%	1.0%
Ratio of aggregate indebtedness to net capital	-	-

The computation of net capital pursuant to SEC Rule 15c3-1 as of December 31, 2003 and 2002, computed by Kildare Capital, Inc., in its Form X-17A-5, Part IIA, as filed with the NASD, does not differ materially from the above computation, which is based on audited financial statements.

The Company is exempt from Rule 15c3-3 under Section (k)(2)(ii), in that it does not trade or carry customer accounts and does not hold customer funds.

The Company is exempt from Rule 15c3-3 under Section (k)(2)(ii), in that it does not trade or carry customer accounts and does not hold customer funds.



CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITOR'S REPORT ON
INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

To the Stockholders and Board of Directors
Kildare Capital, Inc.

In planning and performing our audits of the financial statements of Kildare Capital, Inc., for the years ended December 31, 2003 and 2002, we considered its internal control, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Kildare Capital, Inc., that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in (1) making quarterly securities examinations, counts, verifications, and comparisons; (2) recordation of differences required by Rule 17a-13; and (3) complying with the requirements for prompt payment of securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the policies and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control component does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the Commission's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used by anyone other than these specified parties.

Moss Adams LLP

Santa Rosa, California
January 29, 2004